

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2013

Via E-mail
L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, CA 94560

> **Re:** **Revance Therapeutics, Inc.**
> **Amended Confidential Draft Registration Statement on Form S-1**
> **Submitted June 4, 2013**
> **CIK No. 0001566717**

Dear Mr. Browne:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 43

1. We note your response to our prior comment 10. In regard to the proceeds you plan to allocate to continue to fund your clinical trials and associated programs relating to RT001 for the treatment of crow's feet lines, please disclose whether the proceeds will be sufficient to fund the trials and related programs to completion. If not, please specify to which stage of development you expect these proceeds to bring RT001.

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research Development Expenses, page 53

2. Please refer to your revised disclosure in response to our comment 11. Please clarify if the external clinical development costs in the third paragraph on page 54 are included in

the costs associated with your manufacturing, quality and regulatory efforts in the preceding paragraph. If they are not explain what the remaining research and development costs relate to.

Critical Accounting Policies
Stock Based Compensation, page 67

3. Please provide us with your calculation of how expected volatility was determined including the list of the public companies used and their respective volatilities.

Outsourced Components, page 99

4. We note your response to our prior comment 22 that you have separately requested confidential treatment of the royalty provisions in your agreement with List Biological Laboratories, Inc. Please note that we are not asking you to disclose the exact royalties but rather a range of royalties, which does not exceed ten percentage points. Please revise your disclosure to include a range of royalties, not to exceed ten percentage points, within which your royalty on net sales falls.

5. We note your response to our prior comment 23. Please disclose the "specified number of years" that your agreement with Hospira will remain in effect after you commercialize your products.

6. We note your response to our prior comment 23. Please disclose the "certain royalty payments," within a ten percent range, that are tied to the number of delivery apparatuses sold or distributed by you.

Critical Accounting Policies
Notes to Consolidated Financial Statements
4. Medicis Settlement, page F-23

7. Please refer to your response to 27. As previously requested, please disclose how you determined the relative fair value of the reacquired technology rights and the value of the preferred shares before and after the settlement date.

7. Convertible Notes
Convertible Notes and Common Stock Warrants, page F-28

8. Please refer to your response to our comment 30. Please address the following:
   a. Tell us and disclose why you accounted for the entire difference in estimated fair value and the carrying value as a capital contribution.
   b. Provide us with an analysis as to why you concluded that this transaction was not a troubled debt restructuring pursuant to ASC 470-60.

    c. Cite the authoritative literature used in determining that the settlement of the embedded derivative liability resulted in a gain rather than a credit to additional paid in capital.

13. Convertible Preferred Stock
Conversion, page F-37

9. Please refer to your revised disclosure in response to our comment 28. We note that on pages F-37 and F-39 you indicate that the conversion prices are subject to adjustment upon a future down round preferred stock financing at a price per share below the stated conversion prices for each series of preferred stock. Please provide us with an analysis supporting your assertion that the embedded conversion option is not a derivative liability. In addition, please revise your disclosure to clarify this fact.

14. Warrants
Convertible Preferred Stock Warrants
Common Stock Warrants, page F-44

10. Please tell us how you determined that the warrants issued in conjunction with the issuance of Series E-5 convertible preferred stock during the three months ended March 31, 2013 are appropriately classified as equity. Cite the accounting literature relied on in your conclusion.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
       Mark B. Weeks
       Cooley LLP
       3175 Hanover Street
       Palo Alto, California 94304